SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 333-132289

Embraer – Brazilian Aviation Company
(Translation of registrant’s name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-14018) as amended, filed by Embraer – Empresa Brasileira de Aeronáutica S.A. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Embraer – Empresa Brasileira de Aeronáutica S.A. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: April 3, 2006	By:	/s/ ANTONIO LUIZ PIZARRO MANSO

	Name:	Antonio Luiz Pizarro Manso
	Title:	Executive Vice-President Corporate
and Chief Financial Officer

EXHIBIT INDEX

1.	Company’s Fourth Quarter 2005 and Fiscal Year 2005 Earnings Release, dated March 31, 2006.

2.	Notice to the Market (of Material Fact) dated. March 31, 2006.